Gobekli Inc.
Statement of Operations
Unaudited

	2021	2020
Revenue	$ -	$ -
Cost of revenue	-	-
Gross profit (loss)	-	-
Research & development expense	2,218	228
Sales & marketing expense		
General & administrative expense	2,075	9,640
Operating expenses	4,293	9,868
Operating profit (loss)	(4,293)	(9,868)
Interest expense, other	113	111
Interest expense, conv. note	400	366
Net loss	$ (4,806)	$ (10,345)